UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 2019

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto and incorporated into this Form 6-K is Exhibit 99.1, which is a press release entitled “Estre Ambiental, Inc. Reports 2019 First Half-Year Results” dated December 27, 2019 (the “Press Release”). The Press Release sets forth certain unaudited financial information of Estre Ambiental, Inc. (the “Company”) as of and for the six months ended June 30, 2019.

As stated in the Press Release, the unaudited consolidated statement of financial position as of June 30, 2019 and the unaudited consolidated statement of profit or loss for the six months ended June 30, 2019) (in each case without notes thereto) are being issued in compliance with Nasdaq Stock Market Rule 5250(c)(2).

It should be noted that the unaudited financial information set forth in the Press Release is preliminary, has not been audited and is subject to potential adjustment. An audit could result in adjustments to the unaudited consolidated financial information presented in the Press Release, and such adjustments could be significant. Furthermore, the unaudited financial information set forth in the Press Release does not contain accompanying notes thereto and does not include a consolidated statement of other comprehensive income (loss), a consolidated statement of changes in equity or a consolidated statement of cash flows.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release Entitled “Estre Ambiental, Inc. Reports 2019 First Half-Year Results” dated December 27, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer